September 27, 2018

Kosei Shindo
President
NIPPON STEEL & SUMITOMO METAL CORP
6-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo, 100-8071, Japan

       Re: NIPPON STEEL & SUMITOMO METAL CORP
           Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted September 26, 2018
           CIK No. 0001140471

Dear Mr. Shindo:

        We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Amendment No. 2 to Draft Registration Statement on Form F-4

Appendix B: Valuation Report of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., page B-1

1. We note your response to comment 1 and we re-issue our comment in part. Please revise the Valuation Report to remove the language on page B-4 stating ". . . it is not intended that any shareholders . . . rely on this Document . . ."
      Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Jay Ingram (Legal
Branch Chief) at 202-551-3397 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing and
                                                             Construction
 Kosei Shindo
NIPPON STEEL & SUMITOMO METAL CORP
FirstName LastNameKosei Shindo
September 27, 2018
Comapany NameNIPPON STEEL & SUMITOMO METAL CORP
Page 2
September 27, 2018 Page 2
cc:       Mr. Keiji Hatano
FirstName LastName